GLOBAL MLS, Inc.

CONTRACT FOR PURCHASE AND SALE OF REAL ESTATE- suggested for use in the Greater Capital Region

THIS IS A LEGALLY BINDING CONTRACT. IF NOT FULLY UNDERSTOOD, WE RECOMMEND ALL PARTIES TO THE CONTRACT CONSULT AN ATTORNEY BEFORE SIGNING.

1. IDENTIFICATION OF PARTIES TO THE CONTRACT

A. SELLER – The Seller is [redacted]
residing at **166 Billingswood Point,, Athens, NY 12015**
(the word "Seller" refers to each and all parties who have an ownership interest in the property).

B. **PURCHASER** – The Purchaser is **Arrived Holdings, Inc and/or Assigns**
residing at **500 Yale Ave, North Seattle, WA 98109**
(the word "Purchaser" refers to each and all of those who signed below as Purchaser).

2. PROPERTY TO BE SOLD

The property and improvements which the Seller is agreeing to sell and which the Purchaser is agreeing to purchase is known as **166 Billingswood Point,** located in the city, village or town of **Athens** in **Greene** County, State of New York. This property includes all the Seller's rights and privileges, if any, to all land, water, streets and roads annexed to, and on all sides of the property. The lot size of the property is approximately **.52 per deed** .

3. ITEMS INCLUDED IN SALE

Awnings	Heating/Central Air	Storm & Screen Doors
Built-in Appliances & Cabinets	Lighting Fixtures & Paddle Fans	Storm Windows & Screens
Built-in Closet Systems	Plumbing Fixtures	Smoke & Carbon Monoxide Detectors
Drapery Rods & Curtain Rods	Pumps	Television Aerials & Satellite Dishes
Electric Garage Door Opener(s) & Remote(s)	Security & Alarm System(s)	Wall-to-Wall Carpeting, as placed
Fencing	Shades & Blinds	Water Filters & Treatment Systems
Fireplace Insert, Doors and/or Screen	Shrubs, Trees, Plants	

The items listed above, if now in or on said premises, and owned by the Seller free from all liens and encumbrances, are included in the sale "as is", on the date of this offer, together with the following items: **Clothes Dryer, Clothes Washer, Dishwasher, Refrigerator, Stove, Water Heater**

4. ITEMS EXCLUDED FROM SALE

The following items are excluded from the sale ______

5. PURCHASE PRICE

The purchase price is **Seven Hundred Seventy-Five Thousand** DOLLARS ($ **775,000.00**). The Purchaser shall pay the purchase price as follows:

A. $ **10,000.00** deposit with this contract and held pursuant to paragraph 16 herein
B. $ ______ additional deposit on ______
C. $ **765,000.00** in cash, certified check, bank draft or attorney escrow account check at closing
D. $ ______ ______

6. MORTGAGE CONTINGENCY

A. This Agreement is contingent upon Purchaser obtaining approval of a ☐ Conventional, ☐ FHA or ☐ VA (if FHA or VA, see attached required addendum) or **CASH** mortgage loan of $ ______ for a term of not more than ______ years at an initial ☐ fixed or ☐ adjustable nominal interest rate not to exceed ______ percent. Purchaser agrees to use diligent efforts to obtain said approval and shall apply for the mortgage loan within ______ business days after the Seller has accepted this contract.

Purchaser agrees to apply for such mortgage loan to at least one lending institution or licensed mortgage broker. Upon receipt of a written mortgage commitment or in the event Purchaser chooses to waive this mortgage contingency, Purchaser shall provide notice in writing to ______ of Purchaser's receipt of the mortgage commitment or of Purchaser's waiving of this contingency. Upon receipt of such notice this contingency shall be deemed waived or satisfied as the case may be. In the event notice as called for in the preceding sentence has not been received on or before, ______ then either Purchaser or Seller may **within five business days of such date** terminate, or the parties may mutually agree to extend, this contract by written notice to ______ . Upon receipt of termination notice from either party, and in the case of notice by the Purchaser, proof of Purchaser's inability to obtain said mortgage approval, this agreement shall be cancelled, null and void and all deposits made hereunder shall be returned to the Purchaser.

B. Seller's Contribution: At closing, as a credit toward prepaids, closing costs and/or points, Seller shall credit to Purchaser $ ______ [redacted]

7. **MORTGAGE EXPENSE AND RECORDING FEES**
The Mortgage Recording Tax imposed on the mortgagor, mortgage and deed recording fees, expenses of drawing papers and any other expenses to be incurred in connection with procuring a mortgage, shall be paid by the Purchaser.

8. **OTHER TERMS (if any)** **'as-is' is defined as 'unless we uncover structural, mechanical, health, or safety issues that exceed traditional expectations'**

9. **TITLE AND SURVEY**
A [X] 40-year abstract of title, tax search and any continuations thereof, or a [ ] fee title insurance policy, shall be obtained at the expense of [ ] Purchaser or [ ] Seller. (If both boxes are checked, the option of whether an Abstract of Title or fee policy is provided shall be that of the party paying for same.) The Seller shall cooperate in providing any available survey, abstract of title or title insurance policy information, without cost to Purchaser. The Purchaser shall pay the cost of updating any such survey or the cost of a new survey.

10. **CONDITIONS AFFECTING TITLE**
The Seller shall convey and the Purchaser shall accept the property subject to all covenants, conditions, restrictions and easements of record and zoning and environmental protection laws so long as the property is not in violation thereof and any of the foregoing does not prevent the intended use of the property for the purpose of **1 Family Home / Short Term Vacation Rental** ; also subject to any existing tenancies, any unpaid installments of street and other improvement assessments payable after the date of the transfer of title to the property, and any state of facts which an inspection and/or accurate survey may show, provided that nothing in this paragraph renders the title to the property unmarketable.

11. **DEED**
The property shall be transferred from Seller to Purchaser by means of a Warranty Deed, with Lien Covenant, or **Warranty Deed** ; deed, furnished by the Seller. The deed and real property transfer gains tax affidavit will be properly prepared and signed so that it will be accepted for recording by the County Clerk in the County in which the property is located. If the Seller is transferring the property as an executor, administrator, trustee, committee, or conservator, the deed usual to such cases shall be accepted.

12. **NEW YORK STATE TRANSFER TAX, ADDITIONAL TAX AND MORTGAGE SATISFACTION**
The Seller shall pay New York State Real Property Transfer Tax imposed by Section 1402 of the Tax Law and further agrees to pay the expenses of procuring and recording satisfactions of any existing mortgages. If applicable, the Purchaser shall pay the Additional Tax (a/k/a the "Mansion Tax" or "Luxury Tax") imposed by Section 1402-a of the Tax Law on transfers of $1,000,000 or more.

13. **TAX AND OTHER ADJUSTMENTS**
The following, if any, shall be apportioned so that the Purchaser and Seller are assuming the expenses of the property and income from the property as of the date of transfer of title:
a. Rents and security deposits. Seller shall assign to Purchaser all written leases and security deposits affecting the premises.
b. Taxes, sewer, water, rents, and condominium or homeowner association fees
c. Municipal assessment yearly installments except as set forth in item "10".
d. Fuel, based upon fair market value at time of closing as confirmed by a certification provided by Seller's supplier.

14. **RIGHT OF INSPECTION AND ACCESS**
Purchaser and/or representative shall be given access to the property for any tests or inspections required by the terms of this contract upon reasonable notice to the Seller or a representative. Purchaser and/or a representative shall be given the right of inspection of the property, at a reasonable hour, within 48 hours prior to transfer of title.

15. **TRANSFER OF TITLE/POSSESSION**
The transfer of title to the property from Seller to Purchaser will take place at the office of the lender's attorney if the Purchaser obtains a mortgage loan from a lending institution. Otherwise, the closing will be at the office of the attorney for the Seller. The closing will be on or before **45 days from signing** . Possession shall be granted upon transfer of title unless otherwise mutually agreed upon in writing signed by the parties. In compliance with regulation 175.23 of the NYS Department of State all real estate brokers involved in the sale are to be provided a copy of the final HUD-1 or closing statement at transfer of title.

16 **DEPOSITS**
It is agreed that any deposits by the Purchaser are to be deposited with the Listing Broker at **Key Bank** as part of the purchase price. If the Seller does not accept the Purchaser's offer, all deposits shall be returned to Purchaser. If the offer is accepted by the Seller, all deposits will be held in escrow by the Listing Broker and deposited into the Listing Broker's escrow account in the institution identified above, until the contingencies and terms have been met. The Purchaser will receive credit on the total amount of the deposit toward the purchase price. Broker shall then apply the total deposit to the brokerage fee. Any excess of deposit over and above the fee earned will go to the Seller. If the contingencies and terms contained herein cannot be resolved, or in the event of default by the Seller or the Purchaser, the deposits will be held by the Broker pending a resolution of the disposition of the deposits.

If the broker holding the deposit determines, in its sole discretion, that sufficient progress is not being made toward a resolution of the dispute that broker may commence an interpleader action and pay the deposit monies into Supreme court of the county where the property is located. The Broker's reasonable costs and expenses, including attorney's fees, shall be paid from the deposit upon the resolution of the interpleader action and the remaining net proceeds of the deposit shall be disbursed to the prevailing claimant. In the e [redacted] revailing party shall pay the remaining balance.

[redacted]

17. **TIME PERIOD OF OFFER**
Purchaser and Seller understand and agree that, unless earlier withdrawn, this offer is good until ________a.m. ________ p.m. **February 10** , **2023** , and if not accepted by the Seller prior to that time, then this offer becomes null and void.

18. **REAL ESTATE BROKER AND COOPERATING BROKER COMPENSATION**

A. **REAL ESTATE BROKER:** The Purchaser and Seller agree that ______________________ and **Remax Solutions** brought about the sale, and Seller agrees to pay the brokerage commission as set forth in the listing agreement and Purchaser agrees to pay brokers' commission as set forth in the buyer's broker agreement, if applicable.

B. **COOPERATING BROKER COMPENSATION:** The Cooperating Broker shall be paid **2.500** % of the purchase price or ______________________ no later than closing. The amount paid shall be credited to the Purchaser as part of the purchase price and to the Seller as part of the commission due the listing broker. The Cooperating Broker agrees to apply this amount against its commission under any agency agreement with Purchaser. Nothing herein shall be deemed to have altered the agency relationships disclosed.

19. **ATTORNEY APPROVAL**
This agreement is contingent upon Purchaser and Seller obtaining approval of this agreement by their attorney as to all matters, without limitation. This contingency shall be deemed waived unless Purchaser's or Seller's attorney on behalf of their client notifies **Both Realtors & Attorneys** in writing, as called for in paragraph "23", of their disapproval of the agreement no later than **3 business days after signed**. If Purchaser's or Seller's attorney so notifies, then this agreement shall be deemed cancelled, null and void, and all deposits shall be returned to the Purchaser.

20. **CONDITION OF PREMISES**
The buildings on the premises are sold "as is" without warranty as to condition, and the Purchaser agrees to take title to the buildings "as is" in their present condition subject to reasonable use, wear, tear and natural deterioration between the date hereof and the closing of title: except that in the case of any destruction within the meaning of the provisions of Section 5-1311 of the General Obligations Law of the State of New York entitled Uniform Vendor and Purchaser Risk Act," said section shall apply to this contract.

21. **INSPECTIONS:** This agreement is contingent upon all of the following provisions marked with the parties' initials. All those provisions marked with "NA" shall not apply.

Purchaser / Seller (Initial)

____|____ **STRUCTURAL INSPECTION:** A determination, by a New York State licensed home inspector, registered architect or licensed engineer, or a third party who is **TBD** , or other qualified person, that the premises are free from any substantial structural, mechanical, electrical, plumbing, roof covering, water or sewer defects. The term substantial to refer to any individual repair which will reasonably cost over $1500 to correct.

The following buildings or items on the premises are excluded from this inspection: ______________________ .

____|____ **WOOD DESTROYING ORGANISMS (Pest, Termite Inspection):** A determination by a Certified Exterminator or other qualified professional that the premises are free from infestation or damage by wood destroying organisms.

____|____ **SEPTIC SYSTEM INSPECTION:** A test of the septic system by a licensed professional engineer, licensed plumber, septic system contractor, County Health Department, or other qualified person indicating that the system is in working order.

____|____ **WELL WATER FLOW AND/OR QUALITY TESTS:** (1) A potability water quality test to meet the standards of the New York State Department of Health to be performed by a New York State approved laboratory, (2) any chemical, metal, inorganic, or other tests as the Purchaser may request, and (3) a flow test to be performed indicating a minimum flow of sufficient quantity to:
(a) ☐ obtain mortgage financing on subject property; and/or
(b) ☐ to produce __________ gallons per minute for __________ hours

____|____ **RADON INSPECTION:** The Purchaser may have the dwelling located on the property tested by a reputable service for the presence of radon gas. The Seller agrees to maintain a "closed house condition" during the test. "Closed-house condition" shall mean that the Seller shall keep the windows closed and minimize the number of times the exterior doors are opened and the time that they are left open. The Seller agrees to comply with all reasonable requirements of the testing service in connection with the test, provided such compliance shall be at no cost to the Seller. If the test reveals that the level of radon gas is four (4) picocuries per liter or higher, the presence of radon gas shall be deemed grounds for cancellation of the contract.
All tests and/or inspections contemplated pursuant to this paragraph "21" shall be completed on or before **March 3, 2023** and at Purchaser's expense, and shall be deemed waived unless Purchaser shall notify **Both Realtors & Attorneys** pursuant to paragraph "23" of this agreement, no later than **March 7, 2023** of failure of any of these tests and/or inspections. If Purchaser so notifies, and further supplies written confirmation by a copy of the test results and/or inspection report(s), or letter(s) from inspector, then this entire agreement shall be deemed cancelled, null and void and all deposits made hereunder shall be returned to Purcha [redacted] of ten (10) days in order to provide the parties [redacted]

22. ADDENDA AND MANDATED FORMS: The following attached addenda are a part of this Agreement.

A. **N.Y Disclosure** B. **Discrimination Disclosure** C. **Carbon Monoxide Disclosure**
D. ______ E. ______ F. ______

23. NOTICES

All notices contemplated by this agreement shall be in writing, delivered by (a) certified or registered mail, return, receipt requested, postmarked no later than the required date; (b) by telecopier/facsimile transmitted by such date; or (c) by personal delivery by such date.

24. ENTIRE AGREEMENT

This contract contains all agreements of the parties hereto. There are no promises, agreements, terms, conditions, warranties, representations or statements other than contained herein. This agreement shall apply to and bind the heirs, legal representatives, successors and assigns of the respective parties. It may not be changed orally. The parties agree that the venue for any issues concerning this contract shall be the county in which the property is located.

☐ **(If checked) SUBJECT TO ATTACHED COUNTER OFFER, DATED** ______

[redacted] ______ Time ______

The following is for informational purposes only: PLEASE COMPLETE

Attorney for Purchaser:

Name: [redacted]

[redacted] Fax: ______

[redacted]

Attorney for Seller:

Name: ______

Phone: ______ Fax: ______

Email Address: ______

Selling Agent:

Remax Solutions
Name/Firm: [redacted]

[redacted] [redacted] ______

[redacted]

Listing Agent:

Name/Firm: ______

Phone: ______ Fax: ______

Email Address: ______

Property Tax Identification Number: ______ City, Village, Town **Athens**

Mailing Address of Property To Be Sold: **166 Billingswood Poin, Athens, NY 12015**